SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

GLOBAL IMAGING SYSTEMS, INC.

(Name of Subject Company)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

37934A100

(CUSIP Number of Class of Securities)

Thomas S. Johnson

Chairman and Chief Executive Officer

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

(813) 960-5508

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Joseph L. Johnson III, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Avenue, NW Washington, DC 20001 (202) 346-4000

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

April 2, 2007

To All Employees:

By now you have undoubtedly heard the news — Global has entered into an agreement to become a wholly owned subsidiary of Xerox.

I want to tell you what we think this announcement means for Global and each operating company and, most importantly, for you, our employees.

First, for Global and the operating companies:

1.	Partnership — This merger will truly be a partnership of two of the strongest companies in the business. Xerox is an outstanding organization . They also recognize that we are the one of the premier companies in the market we serve.

2.	Culture — Xerox is a progressive company with outstanding talent . We also have outstanding talent throughout our decentralized operations focused on the middle market. If the merger is completed, Xerox intends for us to maintain our decentralized culture and our middle market focus . Each core company will continue to operate under its existing name, with local management teams.

3.	Technology — Xerox is recognized as an industry leader. With Xerox technology, along with our existing vendors as an ongoing brand, we will be poised to have the best go to market strategy in the industry.

Now, for each of you:

1.	Employment — Each of you will continue to be employed by your operating company.

2.	Benefits — Each of you will continue to receive the same benefits you currently receive and, if the transaction is completed, Xerox has agreed to maintain Global benefit plans “as is” through December 31, 2007 . After December 31, 2007, you may be offered the opportunity to participate in some Xerox benefit plans . If so, we believe the benefit programs will be equal to or better than those currently offered by Global.

Global Imaging Systems, Inc .

April 2, 2007

3.	Global Stock — If you own Global stock and the transaction is completed, you may elect to tender your shares and receive $29.00 per share in exchange . If you have Global stock options, and the transaction is completed, all options will be accelerated and cashed out at the closing as though exercised – that is you will receive the difference between the strike price of your options and $29.00 per share in a payroll check, subject to normal deductions.

Let me close by saying that our clear vision of the future remains unchanged ... only now we will partnered with a world class organization, that supports our business model, recognizes our consistent performance, our discipline, our focus and our commitment to customer service.

Congratulations to all of you and thanks for making this day possible.

Sincerely,

/s/ Tom Johnson	/s/ Michael Shea
Tom Johnson Chairman & CEO	Michael Shea President & COO

*    *    *

Additional Information

The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Xerox Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”). Investors and Global Imaging System, Inc.’s security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Global Imaging Systems, Inc. with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements All statements included in this document concerning activities, events or developments that Xerox Corporation and Global Imaging Systems, Inc. expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Global Imaging Systems, Inc.’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Global Imaging Systems, Inc.’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.